UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	__________________ OMB APPROVAL OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response....... 1.50

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6407

Southern Union Company
 ______________________________________________________________________________________________________________________
 (Exact name of registrant as specified in its charter)

 5051 Westheimer Road, Houston, Texas, 77056  (713) 989-2000
 ______________________________________________________________________________________________________________________
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Plan Interests under the Southern Union Savings Plan
 ______________________________________________________________________________________________________________________
 (Title of each class of securities covered by this form)

7.60% Senior Notes due 2024
8.25% Senior Notes due 2029
7.20% Junior Subordinated Notes due 2066
 ______________________________________________________________________________________________________________________
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒ *

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Union Company, as registrant, and the Southern Union Savings Plan, as the plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 13, 2012                                                                                Southern Union Company

By: /s/ Robert M. Kerrigan, III
    Name:  Robert M. Kerrigan, III
    Title:  Vice President, Assistant General Counsel and Secretary

Date:  June 13, 2012                                                                               Southern Union Savings Plan

By:/s/ Christopher R. Curia
     Name:  Christopher R. Curia
     Title:  Authorized Person

*On March 26, 2012, the common stock of Southern Union Company (the “Company”) was acquired in a merger transaction.  Additionally, Company common stock was deregistered and is no longer publicly held.   Employee salary deferral contributions and Company matching contributions under the Southern Union Savings Plan may no longer be invested in Company common stock. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Form 11-K filings are no longer required.